HENNION & WALSH, INC.

Statement of Financial Condition

(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-41988

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hennion & Walsh, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Route 46 Waterview Plaza
(No. and Street)

Parsippany	NJ	07054-1018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Hoffmann (800) 836-8240
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

HENNION & WALSH, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Stockholders' Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
        applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 (included with Computation of Net Capital and the
        Determination of Reserve Requirements Under Rule 15c3-3.
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
        the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ]   Management Statement Regarding Exemption from Rule 15c3-3

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



AFFIRMATION

I, Debbie Hoffmann, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Hennion & Walsh, Inc. at December 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Debbie Hoffmann

Signature

Chief Financial Officer

Title

Subscribed and sworn
to before me

Kristina Von Tetzlaff

Kristina L Von Tetzlaff
Notary Public
New Jersey
My Commission Expires 3-22-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholders of
Hennion & Walsh, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hennion & Walsh, Inc. (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, the Company has changed its method of accounting for leases on January 1, 2019 due to the adoption of ASC Topic 842.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2011.

March 4, 2020

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

HENNION & WALSH, INC.

Statement of Financial Condition
December 31, 2019

Assets	
Cash and cash equivalents	$ 5,944,502
Marketable securities owned, at fair value	9,170,200
Due from clearing broker, net	2,308,133
Interest receivable	84,805
Property and equipment, net	412,078
Operating lease right-of-use assets	3,951,800
Intangible assets, net	555,228
Due from employees	262,583
Due from affiliate	137
Other assets	710,274
Total assets	**$23,399,740**

Liabilities and Stockholders' Equity

Liabilities:	
Marketable securities sold, not yet purchased, at fair value	$ 2,505,795
Due to clearing broker	5,270,926
Accounts payable and accrued expenses	1,601,837
Due to affiliate	969,130
Deferred broker credit	21,310
Interest payable	29,860
Finance lease liability	299,484
Operating lease liabilities	4,919,448
Total liabilities	15,617,790

Commitments and Contingencies (see Notes 10 and 13)

Stockholders' Equity	
Common stock, no par value; 2,500 shares authorized;	
210 shares issued and outstanding	15,000
Additional paid-in capital	897,262
Retained earnings	6,869,688
Total stockholders' equity	7,781,950
Total liabilities and stockholders' equity	**$23,399,740**

The accompanying notes are an integral part of this financial statement.

HENNION & WALSH, INC.

Notes to Statement of Financial Condition
December 31, 2019

1. **Nature of operations**

   Hennion & Walsh, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial and Industry Regulatory Agency ("FINRA"). The Company is a New Jersey corporation that offers equity and fixed-income products and services to individual investors. In addition, the Company trades for its own account.

2. **Summary of significant accounting policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

   Cash and Cash Equivalents
   Cash and cash equivalents are defined as highly liquid investments, consisting of money market fund investments and time deposits with original maturities of three months or less.

   Revenue Recognition

   The Company had no outstanding receivables from contracts with customers at January 1, 2019 or December 31, 2019 and no outstanding contract assets or liabilities at January 1, 2019 or December 31, 2019.

   Fair Value of Financial Instruments
   Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

   Investment Valuation
   The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

   Level 1: Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

   Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

2. Summary of significant accounting policies (continued)

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Marketable securities are those that can be readily sold, either through a stock exchange or through a direct sales arrangement and are carried at fair value based on market quotes. Equity securities are valued at quoted market prices at the Company's fiscal year-end. Corporate debt securities and state and municipal government debt securities are valued at the closing price reported on the inactive market on which the individual securities or bonds are traded. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by the Company in accordance with US GAAP. Both realized and unrealized gains and/or losses are recognized in the current earnings and included in trading revenue on the accompanying statement of operations.

Due from/to Clearing Broker
The Company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due from clearing broker amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organization as deemed necessary. Amounts due from broker are considered fully collectible by management.

Property and Equipment, Net
Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of three to five years. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

2.   **Summary of significant accounting policies (continued)**

Leases
Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous US GAAP requirements. Under the modified retrospective method selected by the Company, leases existing at, or entered into after January 1, 2019 were required to be recognized and measured. Prior period amounts have not been adjusted and continue to be reflected in accordance with the Company's historical Accounting Standards.

Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The adoption of ASC 842 resulted in the recording of operating lease right-of-use asset and operating lease liabilities of $5,275,334 at January 1, 2019.

HENNION & WALSH, INC.

Notes to Statement of Financial Condition
December 31, 2019

2.   **Summary of significant accounting policies (continued)**

Other information related to leases as of December 31, 2019 are as follows:

Weighted average remaining operating lease term	8.90 years
Weighted average discount rate of operating leases	5.4%
Weighted average remaining finance lease term	2.71 years
Weighted average discount rate of finance leases	11.3%

Impairment of Long-Lived Assets
In accordance with ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. There was no impairment loss for the year ended December 31, 2019.

Income Taxes
The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the stockholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. The Company is subject to various minimum state filing fees.

The stockholders of the Company have concluded that the Company is a pass-through entity for tax purposes and there are no uncertain tax positions that would require recognition in the financial statements. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

Deferred Broker Credit
In 2013, the Company received $1,800,000 from its clearing broker for agreeing to extend the Clearing Agreement with the clearing broker for a seven-year term. The amount is being amortized by a straight-line method over the term of the agreement. As of December 31, 2019, the balance of the deferred broker credit was $21,310.

HENNION & WALSH, INC.

Notes to Statement of Financial Condition
December 31, 2019

3. **Related Party Transactions**

   Under an expense sharing agreement, the Company periodically makes advances to two affiliates. The payable totaled $969,130 as of December 31, 2019 and is non-interest bearing.

   The Company has a loan receivable, from an officer and owner, in the amount of $250,000, at December 31, 2019 that is included in due from employees on the accompanying statement of financial condition. The loan bears interest at a rate of 4.25% and it matures September 7, 2022.

   At December 31, 2019, the Company owes another affiliate $137.

   All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Intangible Assets**

   On January 1, 2014, the Company entered into an agreement to purchase all applicable assets of P.M.K. Securities & Research, Inc., and P.M.K. Capital Advisors, Inc. ("PMK"), both Florida corporations, at a total cost of $2,650,000. As a result of this agreement, the Company recorded $47,867 of fixed assets and $2,602,133 of intangible assets. The intangible assets consist of customer lists purchased from PMK. Since the purchased corporation did not meet the targeted net revenue, the customer list was reduced from $2,602,133 to $1,545,559 in 2014 and 2015.

   This customer list is being amortized on the straight-line method over a life of ten years. The remaining balance of the asset is subject to the conditions set forth in the purchase agreement.

   The Company's future amortization expense of customer list is as follows:

Year Ending December 31, 2018	Amounts
2020	$ 138,807
2021	138,807
2022	138,807
2023	138,807
	$ 555,228
Intangible assets at December 31, 2019	$ 1,545,559
Accumulated amortization	(990,331)
Intangible assets, net	$ 555,228

5.   **Property and Equipment**

Major classes of property and equipment consist of the following at December 31, 2019:

Furniture and equipment	$ 407,764
Leasehold improvements	141,698
Finance lease right-of-use asset	433,579
	983,041
Less: accumulated depreciation and amortization	(570,963)
Net property and equipment	$ 412,078

6.   **Fair Market Measurements**

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2019.

	Quoted Prices Active Market **Level 1**	Observable Measurement Criteria **Level 2**	Unobservable Inputs **Level 3**	**Total**
Assets (at fair value)				
Securities owned				
Corporate debt securities	$ -	$ 5,989,733	$ -	$5,989,733
Government debt securities	-	3,179,278	-	3,179,278
Equity securities	415	774		1,189
Total	$ 415	$ 9,169,785	$ -	$9,170,200
Liabilities (at fair value)				
Securities sold, not yet purchased				
Corporate debt securities	$ -	$ 1,875,819	$ -	$1,875,819
Government debt securities	-	629,976	-	629,976
Equity securities	-	-	-	-
Total	$ -	$ 2,505,795	$ -	$2,505,795

There were no transfers between levels of the fair value hierarchy for assets and liabilities measured at fair value during the year 2019.

7.   **Concentration of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash**.**

8.   **Risk and Uncertainties**

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

9.   **Retirement Plan**

The Company has a defined contribution 401(k) plan. Employees are eligible to participate after one year of service with the Company.

10.   **Commitments and Contingencies**

The Company has obligations under operating lease agreements for equipment and office space. These leases will start to expire in 2022.

The Company's future minimum lease commitments under real estate operating leases are as follows:

Year Ending December 31, 2019	Total Commitments
2020	$ 695,416
2021	704,887
2022	714,469
2023	720,788
2024	729,475
Thereafter	2,666,954
Total undiscounted lease payments	6,231,989
Less imputed interest	(1,312,541)
Total lease liabilities	$ 4,919,448

10. **Commitments and Contingencies (continued)**

The Company entered into three separate finance lease agreements for furniture and equipment with expirations of March 31, 2022, July 31, 2022 and January 31, 2023. The value of the finance lease right-of-use assets and corresponding finance lease liabilities at December 31, 2019 are $323,412 and $299,484, respectively.

The Company's future minimum lease commitments under these finance leases are as follows:

Year Ending December 31, 2019	Total Commitments
2020	$ 116,064
2021	116,064
2022	76,208
2023	2,939
Total undiscounted lease payments	311,275
Less imputed interest	(11,791)
Total lease liabilities	$ 299,484

11. **Regulatory Requirements**

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to SEC Uniform Net Capital Rule 15c-3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $4,613,409 which was $4,363,409 in excess of its required net capital of $250,000. The Company's net capital ratio was .81 to 1 at December 31, 2019.

12. **New Accounting Pronouncement**

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to United States generally accepted accounting principles ("U.S. GAAP") an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods therein. Management is currently evaluating the effect of adopting the new standard and expects that the impact to the Company's financial statements will be minimal.

HENNION & WALSH, INC.

Notes to Statement of Financial Condition
December 31, 2019

13. **Litigation**

On occasion, the Company is involved in claims and other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity. In the event of unfavorable outcome in these cases, the Company could recognize a loss ranging from $0 to $1,010,000.

14. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2019 and determined that there are no material events that would require disclosure in the Company's financial statements.